Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods presented.

	YEAR ENDED DECEMBER 31,
	2013	2012	2011		2010		2009
Ratio of earnings to fixed charges(1)	4.7	2.4	—	(2)	—	(2)	2.6
Dollar amount (in thousands) of deficiency in earnings to fixed charges	—	—	94,380		120,707		—

(1)	For purposes of calculating the ratios of earnings to fixed charges:

•	“earnings” consist of pre-tax income from continuing operations prepared under U.S. GAAP (which includes non-cash unrealized gains and losses on derivative financial instruments) plus fixed charges, net of capitalized interest and capitalized amortization of deferred financing fees;

•	“fixed charges” represent interest incurred (whether expensed or capitalized) and amortization of deferred financing costs (whether expensed or capitalized) and accretion of discount, and we believe is not a ratio generally used by investors to evaluate our overall operating performance.

(2)	The ratio of earnings to fixed charges for this period was less than 1.0x.